

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

<u>Via Email</u>
Mr. Al Swanson
Chief Financial Officer
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

      Re: Plains All American Pipeline, L.P.
                Form 10-K for the Fiscal Year ended December 31, 2012
                Filed February 27, 2013
                File No. 001-14569

Dear Mr. Swanson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Karl Hiller

                Karl Hiller
                Branch Chief